Form N-SAR
Attachment for Sub-Item #77Q3

MAINSTAY VP SERIES FUND, INC.
811-03833
For Period Ending 12/31/05

This Form N-SAR for the fiscal year ended 12/31/05, filed on behalf of MainStay VP Series Fund, Inc. (the “Fund”), includes four new series of the Fund, Series 22 - 25. The registration statement for Series 22 - 25 was declared effective on December 22, 2005. However, the Series were not seeded and did not commence operations until February 13, 2006.

In compliance with Form N-SAR, Series 22-25 are included in this filing, but have no financial information to report, and were therefore not included in the audit by PricewaterhouseCoopers LLP, the Fund’s independent registered public accountant.